EXHIBIT 99.4

COMPETITIVE ANALYSIS

OF PROPOSED ETHANOL FACILITIES

PREPARED FOR

September 2006

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EXECUTIVE SUMMARY

INTRODUCTION

Northern Ethanol, Inc. (Northern) has engaged Muse, Stancil & Co. (Muse) to perform certain due diligence activities related to the construction of two 100-million-gallon-per-year (mgy) ethanol facilities in Ontario, Canada. The purpose of this report is to discuss various ethanol markets of interest to the plant and to provide a summary evaluation of the competitive position of Northern’s facilities in the North American ethanol industry.

COMPETITIVE ANALYSIS

Northern’s core market of Ontario will likely be quite attractive as Ontario implements a renewable fuels standard (RFS), which will increase ethanol demand to more than 400 mgy by 2010. There are only three plants currently producing ethanol in Ontario with six more in the planning stages, including Northern’s two facilities. The total capacity of these nine plants will be close to 435 mgy, about equal to the forecast demand. Sarnia may also target Ohio and Michigan with a portion of its ethanol, however, due to the increased competition for these markets from Midwestern U.S. producers, this will likely only occur on an opportunistic basis. Quebec offers another potential market to Barrie considering the federal government’s commitment to 5 percent ethanol in gasoline by 2010. However, at about 100 mgy of ethanol demand, Quebec will be a relatively small market and thus will likely only represent a portion of Barrie’s ethanol disposition. Northern will have significant opportunities to capitalize on ethanol market expansion in the Northeastern U.S. because large volumes of methyl-tertiary-butyl ether (MTBE) were, until recently, still blended into reformulated gasoline (RFG) in that region. The market for ethanol in the Northeast is estimated to grow to 1.1 billion gallons per year (bgy) by 2007. Because Northern’s Ontario plants are located in the eastern part of the Continent, the new facilities are well positioned to serve the U.S. Northeast. The Sarnia plant is further advantaged as a result of direct rail access on the CSX system that serves most of the U.S. East Coast.

Several new innovations in ethanol production technology have reduced costs and increased productivity. Northern’s plants will incorporate many of the newest proven technological innovations, such as molecular sieves for dehydrating ethanol and continuous fermentation processing. In addition, the plants will benefit from Delta-T’s high efficiency dryers, which are expected to be 20 percent more efficient than most other dryers in use.

Northern will enjoy significant cost savings due to the existing infrastructure at both of its sites. The Barrie facility will be located on a former Molson brewery site and the Sarnia facility will be built on a site previously used by LANXESS. The Sarnia site has an additional advantage in that Northern will be able to purchase steam at about 20 percent below the cost of producing steam. A further benefit of the Sarnia site is its direct access on CSX to the large Northeastern U.S. market. In addition, the plant is able to receive corn via freighters across the St. Clair River, representing a significant savings over rail or truck delivered corn.

The size and scale of operations are critical in achieving competitive advantage in the ethanol industry. Most North American plants range in size between 30 mgy and 60 mgy and employ 30 to 38 people. Northern will employ about 50 people at each of its 100 mgy plants, thereby realizing operating and fixed cost savings of $0.03 to $0.07 per gallon of produced ethanol versus smaller competitors. Northern will also benefit from the company’s proprietary service agreements to procure grain, as well as to market ethanol and dried distillers grains. Northern has negotiated fees for grain procurement and dried distillers grains marketing that are at the low range of the typical fees for these services. Similarly, the fees for ethanol marketing are low considering current and forecast ethanol prices of more than $2.00 per gallon.

A supply curve has been developed for the Northeastern U.S. extended market that Northern is most likely to serve. In this analysis, the Northern plants are ranked relative to 61 other ethanol plants that could reasonably supply ethanol in the Northeastern region. Both Northern plants fall well within the most competitive 1.1 billion gallons supplying this market and, therefore, will likely be very competitive suppliers into the region.

CONCLUSIONS

Northern’s Sarnia and Barrie plants should be very competitive suppliers to the Northeastern markets. Both plants are located on brown field sites, resulting in substantial savings as most of the infrastructure is already in place. The Ontario-based operations will allow Northern to benefit from close proximity to the large Northeastern U.S. market. The Sarnia plant derives a further benefit due to its direct access to the East Coast via the CSX rail system. The supply curve shown above indicates that both the Sarnia and Barrie plants fall well within the first quartile and within the 1.1 bgy of demand for the Northeastern region. In addition to the Northeast, the Canadian markets of Ontario and Quebec will represent attractive demand centers to Northern as ethanol consumption increases with implementation of the federal and provincial RFS starting in 2007.

NORTHERN COMPETITIVE ANALYSIS

OVERVIEW

Ethanol capacity in North America should continue to grow relatively unabated for several more years driven by new federal mandates and the phase-out of MTBE from the U.S. gasoline blending pool. The passage last summer of the U.S. Energy Policy Act of 2005 removed much of the ambiguity with respect to future fuel blending requirements that had plagued the refining and marketing sectors of the industry over the past several years. Currently, about 64 percent of the total capacity required to satisfy new RFS is installed and operating. In order to reach the full requirement of 7.5 bgy of renewable fuel supply by 2012, another 40 to 80 plants may be constructed with a bias towards building larger, more strategically located facilities than have been commissioned in the past.

The government of Canada has a target of 5 percent of Canadian gasoline blended with ethanol by 2010. This will increase the Canadian demand for ethanol significantly as only about 0.7 percent of gasoline, or 72.3 million gallons, was blended with ethanol in 2004.

In order to assess the competitive positioning of both the existing and proposed new ethanol plants, Muse has identified the following criteria that are likely to correlate strongly with a sound, long-term investment in ethanol production:

•	Market size/access
•	Technical and operational characteristics
•	Location factors
•	Size and scale of operations

Muse’s competitive analysis does not consider the relative financial strength of each company due to the lack of transparent financial reporting in the industry that is dominated by privately-held companies. Even if reliable financial results were available, comparison of such data would most likely yield dubious results due to the lack of meaningful long-term data for a significant number of industry participants.

Each of the categories that are considered in the competitive analysis contains a number of factors that can be quantified in such a way that a plant-by-plant competitive ranking can be developed. The rankings can then be used to construct supply curves for certain relevant markets. The supply curves for Northern’s most likely target markets, as well as a detailed description of the methodology employed, can be found at the end of this report.

MARKET SIZE/ACCESS

The size of the ethanol markets most accessible to individual ethanol producers plays an important role in determining competitive positioning. Due to logistical and geographical factors, a number of plants have access to only a limited number of markets that can be economically served. Other facilities that are located near large demand centers or that have favorable transportation links have greater marketing flexibility. Such access can lead to higher realized netback sales prices for those producers.

At present, there are three primary means of transporting ethanol in North America: by rail, truck, or barge. Rail transport is the most commonly utilized mode given the connectivity provided by the North American rail network between manufacturing sites and end-user markets. Most ethanol plants in North America are located on sites with ready access to at least one railroad.

Trucking is generally a more flexible transportation option, therefore; significant volumes of ethanol are also transported by truck. However, such transportation flexibility often results in higher transportation costs since tanker trucks typically transport significantly smaller volumes on average than do rail cars or barges. This limitation tends to make trucking the less cost effective alternative for destinations that are farther than 100 miles, unless such destinations are not adequately served by either rail or water.

Barging enjoys the greatest economies of scale, yet is the least utilized of the three modes due in part to the unique nature of the primary waterborne transportation routes. These routes follow major inland waterways and tend to provide greater access to more north-south routes rather than the typical east–west transportation routes utilized to connect ethanol produced in the Corn Belt to markets on either coast. Furthermore, very few existing ethanol plants enjoy direct access to waterborne shipping. Waterborne transportation may play a larger role in the future, however, due to favorable economies of scale, a greater emphasis on the strategic location of new ethanol plants, and the opening of new, marine-accessible markets, e.g. the U.S. Gulf Coast.

Notably, the primary means of shipping hydrocarbon-based transportation fuels, via transmission pipeline, is virtually non-existent for long-haul shipments of ethanol. In the past, single ethanol plants did not produce enough volume to justify the operation of a dedicated ethanol pipeline system, while constructing a gathering system to connect a number of plants to a central trunk line was widely considered to be too expensive to build. However, the growing concentration of ethanol production in some regions of the country may soon result in enough critical supply mass to justify the construction of a dedicated ethanol gathering system. Also, industry reports from various sources suggest that increased rail congestion in some areas of the country is affecting deliveries on occasion. If the rail congestion problems continue to worsen, one or more dedicated ethanol pipeline projects will be seriously considered by the industry.

Current trade patterns indicate that ethanol produced west of a line running south from Minneapolis to Des Moines to Kansas City generally flows to western markets while ethanol east of that line tends to supply markets to the east. The huge demand for RFG blended with ethanol in the Chicago-Milwaukee area tends to pull ethanol north from the center of the Corn Belt. In the eastern half of the U.S., the rail network is older and, therefore, more extensively developed with more interconnections than the rail systems in states west of the Mississippi River. Consequently, plants in eastern states have far greater flexibility in moving product about the country. In sharp contrast, rail optionality tends to diminish rapidly as one moves west. The map below shows the primary Class 1 railroads in the U.S. that transport ethanol as well as the major ethanol demand centers served.

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Rail service to the western states is dominated by the Union Pacific (UP) and Burlington Northern Santa Fe (BNSF) railroads and associated feeder lines. Ethanol shipments on the UP system generally run along a more northerly track, providing suppliers with direct service to major demand centers in Colorado, Utah, and Northern California. The BNSF primarily serves ethanol markets located in the U.S. southwest including El Paso in far west Texas, New Mexico, Arizona, and Southern California. In addition, both railroad systems service many of the largest metropolitan areas in Texas and Oklahoma; however, at present very little ethanol is actually shipped into the Texas region other than to the Dallas/Fort Worth and Houston markets. Elsewhere, producers located on rail served by Norfolk Southern, CSX and Canadian Pacific Railway (CPR) will be most advantaged in serving the growing markets to the east. The Canadian National Railroad (CNR) is best situated to link plants located in the center of the grain belt with anticipated new demand along the Mississippi Valley and the U.S. Gulf Coast.

The methodology that Muse frequently uses to identify and measure market size for purposes of competitive analysis is based upon anticipated ethanol disposition. The first priority is to identify the supplier’s core market that represents the segment of demand that is by and large satisfied by a portion of a specific plant’s output on a recurring basis. In other words, the core market corresponds to a plant’s base load output but does not necessarily have to represent the majority of the plant’s sales disposition. The core market may not represent a significant portion of plant output due to the affects of different factors such as low demand relative to total capacity or encroachment by competitive supply from other producers.

When a producer’s core market becomes fully supplied, remaining ethanol production must then be transported to supply extended markets. Such extended markets represent alternative destinations that may be supplied when core markets are saturated or superior economic conditions dictate. Ethanol producers covet multiple extended markets because such disposition alternatives usually translate to greater economic opportunity resulting from the location-related price differentials that are typical of U.S. fuels markets. Clearly, the size of the core market combined with the number of extended markets a supplier can economically serve powerfully affects that producer’s competitive positioning.

Barrie’s core market will include Ontario, while Sarnia’s core market will be comprised of Ontario, Michigan and Ohio. Currently about 110 mgy is produced in Ontario with 325 mgy planned or under construction, including the two Northern facilities. Ontario is the largest gasoline-consuming province in Canada representing annual demand of about 4 billion gallons. With the passage of Ontario’s RFS requiring 5 percent of gasoline to be blended with ethanol beginning in January 2007, ethanol demand will increase to more than 200 mgy. In 2010, demand will double to over 400 mgy as Ontario raises the RFS to a 10-percent gasoline blending requirement. At that time, demand in the province will approximate supply (including the Barrie and Sarnia production), resulting in very little local competition for this market – provided that no additional ethanol facilities are built in Ontario.

Demand in Michigan is currently about 150 mgy and expected to reach more than 250 mgy by the end of the forecast period in 2015. Conversely, current production in the state is 50 mgy with another 157 mgy planned or under construction. Ethanol production is about equal to consumption in Michigan, so this will likely not be a large market for Sarnia. However, due to Sarnia’s proximity to Michigan, the plant will likely be able to truck a portion of its ethanol to this region.

Ohio has only one operating ethanol facility, owned by Liquid Resources of Ohio, that is producing a nominal 3 mgy. However, Altra, Inc. recently announced its intention to construct a 60 mgy plant in Coshocton; Broin Companies has selected Leipsic as the site of Summit Ethanol, which will also produce 60 mgy; and Greater Ohio Ethanol is seeking to build a 54 mgy plant in Lima. Even if the plans to construct these three new plants come to fruition, in-state production will still fail to meet Ohio’s anticipated demand of 270 mgy by 2009 and 330 mgy by the end of the forecast period. Consequently, Sarnia may also target this market with a portion of its ethanol production. Northern’s Sarnia plant has a transportation advantage over other producers in that it can use the cheapest mode of transportation, barge, to reach this market.

The table below projects ethanol demand in both the core and extended markets likely to be served by the Barrie and Sarnia facilities.

Looking beyond the core market states, Quebec may be an attractive extended market for Northern. Currently there is one 4 mgy ethanol plant operating in that province with another 32 mgy plant under construction by GreenField Ethanol that is scheduled to become operational in early 2007. Demand for ethanol in Quebec has historically been very limited. However, the Canadian government has announced a target of 5 percent ethanol in gasoline by 2010. At Quebec’s current rate of consumption of close to 2.2 bgy, this would translate into demand of about 108 mgy of ethanol or more than twice the amount of the planned local capacity. Barrie would be especially well suited to target this market, as it is located close to Quebec and has direct access to Montreal on CPR.

The extended Northeastern U.S. market should be another very attractive market to Northern due to its strong demand growth. Aggregate ethanol demand in the U.S. Northeast is projected to more than double to 1,050 mgy in 2007. In addition, a fewer number of plants are economically able to serve this region and total aggregate capacity of eastern–focused producers is less than that of their western-oriented peers. The demand for ethanol in the states making up the eastern portion of the Grain Belt is also much greater than the demand in those states in the western portion. According to the U.S. Federal Highway Administration, local demand in the states that make up the eastern portion of the Grain Belt is nearly 1.5 bgy, thus consumption in these states soaks up a sizable percentage of the available indigenous ethanol production.

Since the beginning of 2004, several states in the Northeastern U.S. have mandated ethanol to replace MTBE in the gasoline pool. Because of the implementation of the ban, infrastructure is already in place (primarily around New York Harbor) to enable blending of ethanol into gasoline. Other high-demand RFG states such as New Jersey and Pennsylvania have considered MTBE bans but the promulgation of the U.S. Energy Policy Act of 2005 pre-empted those plans. Shortly after the law took effect, a number of major blenders and terminals ceased MTBE blending and reconfigured equipment to accommodate ethanol. The transition process is rapidly drawing to a conclusion with a number of terminals now capable of handling ethanol, including Shell/Motiva’s huge Sewaren, New Jersey, facility that supplies much of northern New Jersey and the northern suburbs of New York City.

The Northeastern U.S. is also very short of indigenous gasoline supply and therefore must import large volumes of gasoline from refineries located overseas. Of the roughly 1 million barrels per day of gasoline imports into the U.S., just under 90 percent are brought into ports along the U.S. East Coast. Foreign gasoline imports are becoming increasingly expensive, making ethanol a more attractive alternative option for conventional gasoline blends requiring additional octane or volume extension. The forecast assumes that some imports are likely to be displaced by ethanol, but a case can be made that even greater volumes are likely to be displaced.

As with any movement of bulk cargo, distance traveled affects the freight charge. A reasonable rule of thumb for rail service is to add $0.02 to $0.03 per gallon for each 500 miles of transit. Given the railroad’s ability to pass fuel costs on to the customer, even higher tariffs are possible if today’s fuel prices are factored in. This only serves to widen the gap for location-advantaged producers. Another factor to consider is the added cost of rail switching. Railroads usually charge a fee to switch cars from non-affiliated lines, typically adding about $0.01 to $0.02 per gallon of ethanol transported or the equivalent of adding 300 miles to the transit.

When looking to the extended market in the Northeastern U.S., Sarnia will enjoy a freight advantage over the majority of potential suppliers due to its proximity to the market, as well as direct access on CSX. Barrie will have to switch rail carriers from CPR to CSX, but will still be freight advantaged over the bulk of competing Midwestern supply. Plants in Iowa and Minnesota that may compete for this market are located 500 to 800 miles further than the Canadian plants, and like Barrie, are subject to switching fees. As can be seen from the rail chart below, Sarnia is slightly freight advantaged versus producers in Ohio and Indiana. Sarnia’s freight advantage increases to more than $0.08 per gallon when compared to plants located further west in Iowa or Minnesota. Barrie pays $0.03 to $0.04 more per gallon than plants in Ohio and Indiana that do not incur switching fees to ship ethanol to the Northeast. Conversely, Barrie is freight advantaged by $0.03 to $0.04 over plants located further east.

TECHNICAL MATTERS

Construction

Northern has chosen Delta-T as the Engineering, Procurement and Construction contractor for its Sarnia and Barrie plants. Based in Williamsburg, Virginia, Delta-T is a design/engineering firm that has been the leader in several innovative technologies, including a molecular sieve technology which enables plants to dehydrate ethanol more reliably and cost-effectively. Delta-T’s molecular sieve systems are being employed at 50 facilities around the globe. Even though the Northern plants will be among the largest dry mills ever built, Delta-T brings substantial prior experience to the table with a demonstrated track record of successful plant construction/start-up projects.

The cost to construct a 100 mgy plant has been increasing and now typically ranges between $130 million and $180 million. The $335 million Northern has budgeted for two plants is in accord with the industry average.

Plant Age/Technology Employed

Plant age is a factor as older plants tend to be less efficient in terms of energy use and ethanol recovery. Many of the innovations listed later in this section were either not available or not widely employed by plants built prior to the construction boom that began in 2000.

Other technological advances including distributive control systems (digitally based, automated process controls), improved heat recovery and integration, and best available control technology for minimizing harmful air emissions were frequently deemed unnecessary or too costly to implement. Those plants that still operate without these enhancements will struggle to catch up to current standards and may incur costs that can run into the millions to do so. If funds are unavailable or otherwise not spent, operators of older plants are at risk of their plants becoming ever less competitive to the point that some will be forced to consider plant closure.

Molecular sieves: Molecular sieves represent the most advanced technology for dehydrating ethanol, providing both economic and environmental advantages over older solvent-based processes. Molecular sieves are synthetically-produced zeolites characterized by pores and crystalline cavities of extremely uniform dimensions. Their strong adsorptive force allows molecular sieves to remove many gas or liquid impurities at very low levels. An important adsorption characteristic of the molecular sieve the ability of the material to continue the adsorption process at temperatures which would cause other desiccants to desorb trapped contaminate molecules. The Northern plants will both utilize molecular sieves to dehydrate ethanol.

Enzymes: The function of enzymes is to break down bonds, thereby reducing viscosity. Enzymes are excellent catalysts to speed reactions and replace the use of harsh chemicals. Improvements in enzyme technology and the reductions in the cost of producing enzymes have lowered the price of ethanol by more than $0.06 per gallon. Production costs and environmental impacts are reduced by using less raw material, energy, water, and labor per gallon of ethanol produced.

Very High Gravity Yeasts: This process uses highly concentrated mash with greater than 30 percent solids. As a result, the amount of water required is reduced, which in turn reduces the handling and treatment of water later in the process. This technology has been tested in pilot plants with very positive results.

Yeast Propagation: More and more plants are beginning to propagate yeast on site. As a result, the plants eliminate the risk of damage to raw materials during storage, handling and addition to the fermentation process. Another advantage of growing yeast on site is that the yeast strains may become acclimated to the plant environment and produce hardier strains that perform better during fermentation.

Air Emissions: Previous steam boilers typically produced one pound of air emissions per one million British thermal units (Btu) of heating. New boilers, utilizing advanced burner technology, have lowered that to 0.05 pounds of emissions. The other area of concern is the (dried distillers grains with solubles) DDGS dryer, which accounts for 60 percent of total emissions. Many newer plants use a regenerative thermal oxidizer (RTO) in order to meet environmental regulations and reduce odors from the dryer. As a result of this new technology, 92 percent of particulate matter and 95 percent of the volatile organic compounds are eliminated, as well as most odors. The Barrie plant will incorporate thermal oxidizers to comply with environmental regulations. The Sarnia plant does not require thermal oxidizers, because its ability to use steam in the drying process already results in extremely low emissions.

Wastewater Discharge: Anaerobic digesters allow plants to reduce 85 to 90 percent of organic compounds in wastewater streams from large plants. Employing this technology allows process water to be fully recycled. The only water discharged is water from the makeup water treatment system and cooling tower blowdown. Many plants are able to save between $500,000 and $1 million in capital equipment costs because the wastewater treatment process is no longer necessary. The Delta-T design incorporates technology, which results in zero discharge of wastewater.

Continuous Fermentation: Traditionally, ethanol has been produced via a batch fermentation process. However, recent technological advancements have enabled the fermentation process to be conducted in a continuous manner, which has several advantages. As is the case with many large-scale chemical processes, continuous processing increases productivity. With respect to ethanol production, the time required to charge, discharge, and clean the batch fermentation vessel after each cycle can increase the total fermentation time by up to 50 percent over the time necessary to complete the alcoholic fermentation process alone. Continuous fermentation also tends to provide higher throughputs. In addition, by-product and waste management issues are often simplified in a continuous production setting by reducing the number of cleaning cycles. Both of Northern’s plants will incorporate continuous processing technology.

LOCATION FACTORS

Location ranks as another critical determinant of competitive positioning in this study. From a revenue perspective, an ethanol plant’s location determines access to reliable supplies of low priced feedstock and the percentage of byproduct distillers grains that can be sold locally in wet form as opposed to the more expensive to produce dried grains for long-haul markets. A detailed discussion of feedstock availability and distillers grains is provided in the Corn and Distillers Grains Report. In addition, power and natural gas costs vary considerably by location given differences in source, transmission capacity, and availability of multiple providers.

Industrial Infrastructure

Locating an ethanol plant in or near an existing industrial zone usually provides competitive advantages related to initial construction costs as well as on-going operating revenues and expenses. Existing industrial zones are typically already adequately served by local utility providers including power, gas, and water treatment resulting in lower costs to connect and more flexible service options. Transportation infrastructure including rail, highway, and water access is generally better developed and maintained for more heavily industrialized areas.

The Barrie and Sarnia facilities will be located on brown field sites and, therefore, Northern will enjoy significant savings as much of the infrastructure is already in place. In addition, the sites are already zoned for industrial use. Permitting is expected to be completed by the end of 2006.

Northern has negotiated a 45-year lease for Barrie, which was formerly a Molson brewery. Natural gas will be supplied by Enbridge and water will be provided by the City of Barrie, as well as an on-site well. The Barrie facility has 10 days of grain storage on site. In addition, CPR has a location 10 miles from the Barrie plant that may establish some additional storage. The Barrie site is serviced by both CPR and CNR providing direct access to markets in Ontario and southern Quebec, but Barrie will have to switch carriers to CSX or Norfolk Southern to reach the lucrative Northeastern U.S. market. The site has unit train capability for 25 car trains on CNR and 75 car trains on CPR. The use of unit trains typical leads to transportation cost savings of $0.01 to $0.03 per gallon of ethanol. The road access is sufficient to meet the demands of required truck traffic to ship out ethanol to neighboring states and/or provinces.

Northern will construct its second ethanol plant on a brown field site in Sarnia, Ontario. LANXESS Inc. (LANXESS) will lease the Sarnia site to Northern for a period of 99 years at a nominal price of C$10 per year. In addition, Northern will receive a C$4 million tenant inducement. In return, Northern will purchase its required steam from LANXESS, for an initial period of 15 years. Northern expects to save about 20 percent by purchasing steam rather than producing steam at the plant, in addition to benefiting from reduced capital costs by foregoing the need to incorporate a steam boiler. The site is already zoned and serviced with all required utility connections. Sarnia expects to receive its natural gas, electricity, wastewater treatment and water through agreements with LANXESS. There is currently no grain storage on site, so Northern will construct storage for about 10 days of grain. The roads near the site are adequate to accommodate the required truck traffic for delivering ethanol to the core market. Sarnia is serviced by CSX, allowing for direct access to the large demand centers on the U.S. East Coast. The rail infrastructure at the Sarnia site has 100 car unit train capability, which typically equates to transportation savings of $800 per rail car or about $0.0275 per gallon of ethanol. Sarnia will enjoy a further benefit due to dock access on the St. Clair River. Bringing in corn via freighters will enable the plant to reduce its transportation costs significantly over rail or truck delivered grain.

Prices paid for power and gas vary considerably by location. Factors such as source, competition, fees, and taxes affect the price of utilities differently leading to local differences that can be fairly substantial. These can be offset to some degree by hedging, purchasing strategy, (i.e., interruptible versus non-interruptible supply contracts), and plant efficiency gains by employing state-of-the-art technology. Even so it is possible to estimate the relative differences in costs if not necessarily the absolute differences by comparing state average utility costs compiled by the government.

With respect to natural gas, Ontario prices are the highest when compared to states with ethanol plants that are likely to compete in Northern’s local and extended markets. The price of gas is significant to plants like Sarnia and Barrie that will dry most of their distillers grains. However, Northern will benefit from high efficiency dryers at both plants, which are expected to be guaranteed by Delta-T at 28,000 Btu per gallons, representing about 20 percent more efficiency than the typical dryer. In addition, Sarnia will enjoy reduced natural gas costs by purchasing steam, which Northern estimates will result in cost savings of 20 percent versus producing steam at the plant.

Northern will be slightly advantaged with respect to power, as average power prices in Ontario are lower than most of the U.S. states. However, power typically accounts for less than 10 percent of the total cost to produce ethanol in a dry mill, making power prices less leveraging to the competitive analysis.

Local and State Incentives

A number of federal, state/province and local agencies offer support to the ethanol industry through direct financial aid, tax exemptions or credits, community block grants, etc. For some producers, the combined value of all the different programs can add up to millions of dollars. Because of the powerful combination of political and popular support, Muse believes it is unlikely that the industry will suffer a significant drop-off in government aid over the near-to-medium term. Although some U.S. states and communities are struggling to fund current obligations (the State of Nebraska’s Ethanol Producers Incentive Credit program is a good example), most state/province programs remain popular and politicians are reluctant to renounce them.

In June 2005, Ontario established the 12-year, C$520-million Ontario Ethanol Growth Fund (OEGF). This Fund provides capital grants to offset a portion of the construction costs, in addition to operating grants that are available from 2007 to 2017. The amount of the capital grant is based on eligible costs, plant capacity, and the financial situation. The grant award is capped at the lesser of C$0.10 per liter (US$0.33 per gallon) of plant capacity or C$32.5 million (US$28.6 million). In 2006, the OEGF provided capital grants ranging from C$6 million to C$14 million. Operating grants are paid over a period of up to 10 years based on a formula reflecting fluctuating market prices of corn, ethanol and crude oil. Operating grants do not exceed C$0.11 per liter (US$0.37 per gallon) of ethanol produced and only consider a maximum of 750 million liters (198 million gallons) per year of production capacity.

Northern will be eligible for several province and local tax incentive programs, but has not yet determined the value of these incentives.

SIZE AND SCALE OF OPERATIONS

The size and scale of operations are often critical factors in achieving a competitive advantage, particularly for producers of commodity products. Petroleum refiners in the U.S. have recognized this fact for years. To gain a competitive edge, refiners have expanded capacity, aggressively consolidated, and rationalized the smallest, most marginal performers. Today the refining industry can be characterized as a highly competitive business, dominated by a handful of companies operating larger, more efficient plants that cover greater geographical footprints than was the case only a decade ago. As the ethanol industry matures, a similar shakeout process is likely to occur in the long term.

Size

Typical U.S. ethanol plants range in size between 30 mgy and 60 mgy. As of June 2006, there are 101 ethanol plants in operation in the U.S. with a combined capacity of 4.8 bgy. Of these plants, 34 have a production capacity of less than 30 mgy. Aggregate capacity of these 34 plants is 460 mgy or 10 percent of the U.S. total. Another 51 plants have capacities that fall between 30 mgy and 60 mgy representing a combined capacity of 2,316 mgy, equivalent to 48 percent of the U.S. total. The 16 remaining plants, representing the largest in the U.S., range in size from 60 mgy to more than 250 mgy. These plants have a combined ethanol capacity of 2,022 mgy, which is 42 percent of the total.

The total capacity of an ethanol plant provides an indication of the economies of scale that apply to the manufacturing cost of ethanol. For example, larger capacity plants are more efficient with respect to manpower mostly due to advances in process control technology. Northern intends to employ around 50 people at each 100 mgy plant. In contrast, a 40 mgy dry mill typically requires about 35 full-time employees to operate while a 15 mgy plant employs about 28 people. Assuming that a fully-burdened ethanol plant employee costs on average $50,000 per year, the Northern plants should realize almost $0.02-per-gallon operating cost advantage versus the 40 mgy plant and about $0.07-per-gallon advantage versus the 15 mgy plant. The same type of economy of scale generally holds true for other fixed costs including maintenance, supplies, insurance, etc. The result is that Northern should realize a net cost advantage of anywhere from $0.03 to $0.08 per gallon versus smaller competitors.

Scale

For this study, scale is defined as the aggregate size of a company. But scale should also include economies due to synergistic relationships with third parties that provide leveraging services. In other words, scale creates opportunities to realize efficiencies by minimizing or eliminating duplicate management and administrative functions. Scale can increase purchasing leverage with suppliers and improve negotiating leverage with customers. Once the Barrie and Sarnia plants are operational, Northern will be among the largest ethanol-producing companies in North America. In addition to taking advantage of the relatively large size of the company to increase bargaining power, Northern will achieve scale through the use of various service agreements to procure grain, market both ethanol and distillers grains, and provide risk management services. The net effect of these agreements should enable Northern to operate with a nominal commercial and administrative staff relative to the volume of ethanol produced.

Northern’s contract for grain origination and dried distillers grains (DDG) marketing reduces company overhead costs by transferring the responsibility for corn origination, DDG marketing, logistics, hedging and risk management to Parrish & Heimbecker, Ltd (P&H), a well known Canadian commodity risk management and trading company. In return, Northern will pay P&H a flat fee of C$1 per metric ton of corn and DDG. This fee is at the lower end of the typical range for grain origination and DDG marketing fees.

Through the ethanol marketing agreement, Northern gains access to Eco-Energy’s sizable merchant ethanol marketing network, which is ranked among the top ten in America. The Eco-Energy ethanol marketing services are provided to Northern based on 5-year primary term contracts renewable for a successive 5-year term. Eco-Energy purchases all ethanol produced at each of the plants at the prevailing market price less a marketing fee of $0.01 per gallon. Eco-Energy also pursues arbitrage opportunities on booked sales, sharing in half of any margin upside realized by execution of associated trades. In addition, Eco-Energy will handle all logistical planning and scheduling for rail transportation of ethanol and provide professional risk management services. Ethanol producers usually pay about 1 percentage of the netback price for ethanol marketing services. With recent prices of over $2.00 per gallon, this would correspond to more than $0.02 per gallon. By paying a flat fee of $0.01 per gallon, Northern will be paying less than half of the typical price for these services if ethanol prices are sustained at the current relatively high level as expected. In an agreement such as this, it will be incumbent on Company management to verify that proper attention is maintained by Eco-Energy to ensure the best possible netback prices for all ethanol sales. The margin upside sharing provision is intended to keep the interests of both companies aligned. However, Northern should consider implementing and maintaining an aggressive audit program.

Northern plans to sell a portion of its CO2 production. Management is currently in negotiations with two large CO2 off-take providers. They expect to enter into an agreement with one of these providers by December 2006.

SUPPLY CURVES

The following maps show Northern’s potential competitors for the eastern ethanol markets, indexed by type of rail connection (Class 1 or short line/regional, multiple).

Many of the factors that determine competitive advantage can be systematically quantified in such a way that a supply curve can be developed for a particular market. Muse has gathered data for more than 50 plants that are either operating or under construction and are likely to compete with Northern in certain markets. The data for each plant is sorted into different categories that represent elements of competitive advantage and then scored on a weighted scale according to defined criteria. The sum the scores from each category determines the overall score for a given plant. That score can then be ranked in descending order with the highest ranked score deemed as the most competitive source of supply for a particular market. The supply curve is merely a graphic representation of the cumulative capacity of all the plants serving a target market ranked in descending order.

For this evaluation, only data that can be objectively measured and independently verified is considered. Data such as plant age, rail service, and distance from market are good examples of data that can determine a plant’s relative ranking. Technology employed, feedstock price and supply, average utility costs, and wet versus dry distillers grains market potential are also considered. Not considered are softer, more subjective issues such as management skill or other factors, e.g. favorable contractual terms, that are difficult to confirm.

As discussed earlier, the core market of Ontario will be very attractive for both of Northern’s plant as the province has announced a 5-percent RFS by 2007 and a 10- percent RFS by 2010. This will represent more than 400 mgy of demand, which will be about equal to the amount of ethanol produced in the province. Michigan and Ohio also consume significant amounts of ethanol, however, they are located close to a large number of ethanol producers and, therefore, Sarnia will likely only target these markets on an opportunistic basis. Quebec is another potential market for Barrie. With the passage of Canadian’s federal RFS of 5 percent, demand will grow to over 100 mgy by 2010. However, due to the relatively small amount of demand in this province, Quebec will likely only represent a small portion of Barrie’s ethanol disposition. Perhaps the most attractive market for both plants will be the rapidly expanding Northeastern market.

Northeastern Market

Current demand in the Northeast is about 500 mgy, but demand is expected to increase rapidly to 1.1 bgy by 2007 as a result of the MTBE phase-out. Both the Sarnia and Barrie plants are strong contenders to serve this market as both plants fall within the most competitive 1.1 billion gallons of supply to the Northeast. Factors that both the Sarnia and Barrie plants scored well in include proximity to market, plant size, plant age and power prices. On the other hand, the plants scored lower than average for corn prices. The Barrie plant ranks slightly lower than the Sarnia plant, mostly due to more difficult rail logistics.

CONCLUSIONS

Northern’s Sarnia and Barrie plants should be very competitive suppliers to the Northeastern markets. Both plants are located on brown field sites, resulting in substantial savings as most of the infrastructure is already in place. The Ontario-based operations will allow Northern to benefit from close proximity to the large Northeastern U.S. market. The Sarnia plant derives a further benefit due to its direct access to the East Coast via the CSX rail system. The supply curve shown above indicates that both the Sarnia and Barrie plants fall well within the first quartile and within the 1.1 bgy of demand for the Northeastern region. In addition to the Northeast, the Canadian markets of Ontario and Quebec will represent attractive demand centers to Northern as ethanol consumption increases with implementation of the federal and provincial RFS starting in 2007.